EXHIBIT 4

RECONCILIATION OF BORROWINGS

		Half Year 2006
(€ in millions, unaudited)	September 2005	Increase		Decrease		March 2006

CDC Senior Loans	242.5	—		—		242.5
CDC Subordinated Loans	718.6	19.8		—		738.4
Credit Facility — Phase IA	262.3	1.4		—		263.7
Credit Facility — Phase IB	115.9	0.5		—		116.4
Partner Advances — Phase IA	304.9	—		—		304.9
Partner Advances — Phase IB	92.5	0.1		—		92.6
TWDC Loans	152.3	27.6		—		179.9
Capitalized Lease Obligation	1.0	—		(0.3	)(1)	0.7
Sub-Total Long Term	1,890.0	49.4		(0.3	)(1)	1,939.1

Capitalized Lease Obligation	0.5	0.3	(1)	(0.1)		0.7
Sub-Total Short Term	0.5	0.3	(1)	(0.1)		0.7

Total Borrowings (excl. accrued interests)	1,890.5	49.7		(0.4)		1,939.8

(1) Transfers from Long Term to Short Term